SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Announcement: 01 July 2019

BT Group plc

(Translation of registrant's name into English)

BT Group plc
81 Newgate Street
London
EC1A 7AJ
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1	Director/PDMR Shareholding dated 18 March 2019
Enclosure 2	Total Voting Rights dated 29 March 2019
Enclosure 3	Total Voting Rights dated 30 April 2019
Enclosure 4	Director/PDMR Shareholding dated 14 May 2019
Enclosure 5	Director/PDMR Shareholding dated 17 May 2019
Enclosure 6	Annual Financial Report dated 23 May 2019
Enclosure 7	Total Voting Rights dated 31 May 2019
Enclosure 8	Director/PDMR Shareholding dated 07 June 2019
Enclosure 9	Director/PDMR Shareholding dated 17 June 2019
Enclosure 10	Director/PDMR Shareholding dated 21 June 2019
Enclosure 11	Total Voting Rights dated 28 June 2019

Enclosure 1

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	PHILIP JANSEN
2	Reason for the notification
a)	Position/status	CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 813 SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.21	813
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	14 MARCH 2019
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 2

Friday 29 March 2019

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 29 March 2019 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 45,308,559 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,922,819,122.

The above figure (9,922,819,122) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Enclosure 3

Tuesday 30 April 2019

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 April 2019 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 45,281,545 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,922,846,136.

The above figure (9,922,846,136) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Enclosure 4

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	KAREN KEY
2	Reason for the notification
a)	Position/status	PERSON CLOSELY ASSOCIATED WITH MATTHEW KEY, NON-EXECUTIVE DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 18,500 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.047	18,500
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	13 MAY 2019
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	JAN DU PLESSIS
2	Reason for the notification
a)	Position/status	CHAIRMAN
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 876 SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.05	876
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	16 MAY 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	PHILIP JANSEN
2	Reason for the notification
a)	Position/status	CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 876 SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.05	876
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	16 MAY 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 876 SHARES BY EQUINITI SHARE PLAN TRUSTEES LIMITED AS TRUSTEE OF THE BT GROUP EMPLOYEE SHARE INVESTMENT PLAN
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.05	876
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	16 MAY 2019
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 6

May 23, 2019

BT Group plc

2019 Annual Report on Form 20-F

Pursuant to Rule 203.01 of the New York Stock Exchange Manual, BT announces to holders of its American Depositary Shares that the above document has been filed today with the US Securities and Exchange Commission and is available on its website at www.bt.com/annualreport

Hard copies of the 2019 Annual Report on Form 20-F will be available free of charge, upon request from:

JPMorgan Chase & Co
PO Box 64504
St Paul, MN 55164-0854
United States of America

Email:
jpmorgan.adr@wellsfargo.com

Tel:
+1 800 990 1135 (General)
+1 651 453 2128 (From outside the US)
+1 800 428 4237 (Global Invest Direct)

Website:
www.adr.com

Any questions regarding this release should be directed to:

Investor relations:
Mark Lidiard                                                                                 Tel: 020 7356 5145

Press office:
Tom Engel                                                                                     Tel: 020 7356 5373

ENDS

Enclosure 7

Friday 31 May 2019

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 May 2019 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 45,264,780 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,922,862,901.

The above figure (9,922,862,901) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Enclosure 8

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	PHILIP JANSEN
2	Reason for the notification
a)	Position/status	CHIEF EXECUTIVE
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 1,484,413 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.02	1,484,413
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	6 JUNE 2019
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 9

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	SIMON LOWTH
2	Reason for the notification
a)	Position/status	GROUP CHIEF FINANCIAL OFFICER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	THE GRANT OF OPTIONS OVER 10,975 SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME (5 YEAR).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.64	10,975
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	14 JUNE 2019
f)	Place of the transaction	LONDON

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	MARC ALLERA
2	Reason for the notification
a)	Position/status	CEO CONSUMER
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	THE GRANT OF OPTIONS OVER 10,975 SHARES UNDER THE BT GROUP EMPLOYEE SHARESAVE SCHEME (5 YEAR).
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£1.64	10,975
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	14 JUNE 2019
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR PERSONS CLOSELY ASSOCIATED WITH THEM

The information set out below is provided in accordance with the requirements of Article 19(3) of the EU Market Abuse Regulation No 596/2014.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	ALLISON KIRKBY
2	Reason for the notification
a)	Position/status	NON-EXECUTIVE DIRECTOR
b)	Initial notification /Amendment	INITIAL
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	BT GROUP PLC
b)	LEI	213800 LRO7NS5CYQMN21
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES IN BT GROUP PLC OF 5P EACH ISIN: GB0030913577
b)	Nature of the transaction	PURCHASE OF 25,000 SHARES.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£2.03	25,000
d)	Aggregated information - Aggregated volume - Price	N/A SINGLE TRANSACTION
e)	Date of the transaction	21 JUNE 2019
f)	Place of the transaction	LONDON

Name of contact and telephone number for queries

Anna Watch - 020 7356 5158

Enclosure 11

Friday 28 June 2019

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 28 June 2019 its capital consisted of 9,968,127,681 ordinary shares with voting rights. On that date, BT Group plc held 45,249,727 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 9,922,877,954.

The above figure (9,922,877,954) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FCA's Disclosure Guidance and Transparency Rules.

-: Ends :-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc
(Registrant)

By: /s/ Rachel Canham, Company Secretary
--------------------

Rachel Canham, Company Secretary.

Date 01 July 2019